Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$3,975	$6,674	$974	$5,776	$5,290	$3,073
Add: Interest expense	266	380	393	348	354	445
Add: Interest factor in rental expense	149	192	206	210	205	207
Total earnings	$4,390	$7,246	$1,573	$6,334	$5,849	$3,725

Fixed charges:
Interest expense	$266	$380	$393	$348	$354	$445
Interest capitalized	7	14	18	17	18	37
Interest factor in rental expense	149	192	206	210	205	207
Total fixed charges	$422	$586	$617	$575	$577	$689

Ratio of earnings to fixed charges	10.4	12.4	2.5	11.0	10.1	5.4